Exhibit 99.4

LEIFRAS Co., Ltd. Reports Financial Results for the First Quarter of Fiscal Year 2026

Record High Revenue, Adjusted Income from Operations, and Net Income, Up 10.0%, 1.0%, and 1.5% Year-over-Year, Respectively[1]

TOKYO, June 18, 2026 /PRNewswire/ -- LEIFRAS Co., Ltd. (Nasdaq: LFS) (the “Company” or “Leifras”), a sports and social business company dedicated to youth sports and community engagement and Japan’s leading operator of children’s sports schools and school club activity support businesses, today announced its unaudited financial results for the three months ended March 31, 2026.

First Quarter of Fiscal Year 2026 Financial Highlights

●	Revenue was JPY3.0 billion ($18.6 million), an increase of 10.0% from JPY2.7 billion for the same period last year.

●	Income from operations was JPY153.3 million ($1.0 million), compared to JPY166.1 million for the same period last year.

●	Net income was JPY124.3 million ($0.8 million), an increase of 1.5% from JPY122.5 million for the same period last year.

●	Adjusted income from operations was JPY167.8 million ($1.1 million), an increase of 1.0% from JPY166.1 million for the same period last year.

●	Basic and diluted earnings per share was JPY4.75 ($0.03), compared to JPY4.92 for the same period last year.

First Quarter of Fiscal Year 2026 Operational Highlights

Sports School Business

●	Number of members was 60,960, compared to 62,495 for the same period last year.

●	Revenue of the sports school business was JPY2.2 billion ($13.6 million), an increase of 5.6% from JPY2.0 billion for the same period last year.

Social Business

●	Number of club activities was 2,120, an increase of 7.6% from 1,971 for the same period last year.

●	Revenue of the social business was JPY791.4 million ($5.0 million), an increase of 24.1% from JPY637.7 million for the same period last year.

Management Commentary

Mr. Kiyotaka Ito, the Representative Director and Chief Executive Officer of Leifras, commented, “For the first quarter of fiscal year 2026, we achieved record highs in revenue, adjusted income from operations, and net income.[1]

“For the sports school business, despite a temporary slight decrease in membership due to graduations, revenue increased by 5.6% due to higher monthly fees. Moving forward, we plan to focus on expanding our sports school membership base through both organic growth and strategic M&A.

Note: [1] Record high in US-GAAP figures since 2025.

“For the social business, the school club support business expanded under the tailwind of national policy, while the after-school daycare business grew in both scale and revenue, driving an increase in social business revenue by 24.1%. Although strategic investments and M&A-related expenses led to a slight decrease in operating income, we believe these investments are essential to supporting future expansion and unlocking long-term growth through business synergies.

“Fiscal year 2026 marks the first year of the Japanese government’s ‘reform implementation period’ for school club activities, during which these activities are being transitioned to private-sector providers. We plan to fully leverage this powerful policy tailwind and continue to execute with focus. We remain committed to supporting the smiles and growth of children across borders and appreciate the continued support from our valued customers, partners, and shareholders.”

Financial Condition

●	As of March 31, 2026, the Company had cash of JPY2.48 billion ($15.6 million), compared to JPY2.52 billion as of December 31, 2025.

●	Net cash used in operating activities was JPY140.9 million ($0.9 million), compared to JPY239.5 million for the same period last year.

●	Net cash used in investing activities was JPY22.5 million ($0.1 million), compared to JPY4.9 million for the same period last year.

●	Net cash provided by financing activities was JPY116.9 million ($0.7 million), compared to net cash used in financing activities of JPY181.6 million for the same period last year.

Financial Guidance

Following these financial results, there are no changes to Leifras’ financial guidance last provided in its press release issued on April 8, 2026.

●	Revenue is expected to be between $82.9 million and $95.7 million for the fiscal year ending December 31, 2026, an increase of approximately 10.8% to 27.9% from $74.8 million for the fiscal year ended December 31, 2025.

●	Income from operations is expected to be between $4.5 million and $5.4 million for the fiscal year ending December 31, 2026, an increase of approximately 13.2% to 33.9% from $4.0 million for the fiscal year ended December 31, 2025.

The guidance is based on the assumption that no business acquisitions, restructuring activities, or legal settlements will take place during the period.

The guidance is translated at the FY2025 assumed exchange rate of ¥156.80 = $1.00 to eliminate the impact of foreign exchange volatility.

Exchange Rate Information

This announcement contains translations of certain Japanese Yen (“JPY”) amounts into U.S. dollars (“USD,” or “$”) for the convenience of the reader. Translations of amounts from JPY into USD have been made at the exchange rate of JPY159.08 = $1.00, the exchange rate on March 31, 2026 set forth in the H.10 statistical release of the United States Federal Reserve Board.

About LEIFRAS Co., Ltd.

Headquartered in Tokyo, Leifras is a sports and social business company dedicated to youth sports and community engagement. The Company primarily provides services related to the organization and operations of sports schools and sports events for children. As of December 31, 2025, Leifras was recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities by Tokyo Shoko Research. The Company’s approach to sports education emphasizes the development of non-cognitive skills, following the teaching principle “acknowledge, praise, encourage, and motivate.” The holistic approach that integrates physical and mental development sets Leifras apart in the industry. Building upon deep experience and know-how in sports education, Leifras also operates a robust social business sector, dispatching sports coaches to meet various community needs with the aim to promote physical health, social inclusion, and community well-being across different demographics.

For more information, please visit the Company’s website: https://ir.leifras.co.jp/.

Non-GAAP Financial Measures

In the Company’s report, it discusses key financial measures that are not calculated in accordance with the United States Generally Accepted Accounting Principles (“GAAP”) to supplement its unaudited interim condensed consolidated financial statements presented on a GAAP basis. These non-GAAP financial measures are reconciled from their most directly comparable financial measures determined in accordance with GAAP as follows:

	For the Three Months Ended March 31,
	2025	2026	2026
	JPY	JPY	US$
INCOME FROM OPERATIONS	166,146,066	153,308,100	963,717
Plus: acquisition-related costs(a)	-	14,505,152	91,181
Adjusted INCOME FROM OPERATIONS	166,146,066	167,813,252	1,054,898

(a)	Represents acquisition-related costs incurred in connection with the Company’s acquisition activities, including transaction-related costs, legal, financial and tax due diligence expenses, integration costs and other acquisition-related costs. These costs have been added back for normalization purposes as they are not considered reflective of the Company’s core operating performance.

The Company’s primary non-GAAP financial measures and corresponding metrics reflect how it evaluates its current and prior year operating results. As new events or circumstances arise, these definitions could change. When the Company’s definitions change, it provides the updated definitions. When items no longer impact its current or future presentation of non-GAAP operating results, it removes these items from its non-GAAP definitions.

Adjusted income from operations is a financial measure that is not calculated in accordance with GAAP (collectively referred to as the “non-GAAP financial measures”), and the use of the term adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures. The Company believes the non-GAAP financial measure provides investors with useful information with respect to its historical operations. The Company presents the non-GAAP financial measure as a supplemental performance measure because the Company believes it facilitates a comparative assessment of the Company’s operating performance relative to its performance based on its results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted income from operations allows the Company to assess its performance without the impact of the specifically identified items that it believes do not directly reflect its core operations, including acquisition-related costs and other items that management does not consider reflective of its core operating performance. The non-GAAP financial measure also functions as a key performance indicator used to evaluate the Company’s operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

As the Company’s initial public offering was completed during the fiscal year ended December 31, 2025, and the related listing-related and transformational expenses were specific to its initial public offering and related transformation activities, the Company does not expect to incur such expenses in the fiscal year ending December 31, 2026 or future periods. Accordingly, beginning with the fiscal year ending December 31, 2026, the Company has revised its presentation of adjusted income from operations and removed listing-related and transformational expenses from the adjustments to adjusted income from operations for all historical periods presented.

Adjusted income from operations is not a measurement of the Company’s financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Consequently, the Company’s non-GAAP financial measure should be considered together with its unaudited interim condensed consolidated financial statements, which are prepared in accordance with GAAP. The Company understands that although adjusted income from operations is frequently used by securities analysts, lenders and others in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of the Company’s results as reported under GAAP. Some of these limitations are: adjusted income from operations does not fully reflect the Company’s cash expenditures, future requirements for capital expenditures or contractual commitments; adjusted income from operations does not reflect changes in, or cash requirements for, the Company’s working capital needs; adjusted income from operations does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on debt; and, although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted income from operations does not reflect any cash requirements for such replacements.

Because of these limitations, adjusted income from operations should not be considered as discretionary cash available to the Company to reinvest in the growth of the Company’s business or as measure of cash that will be available to the Company to meet its obligations.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.

Investor Relations Department

Email: IR@leifras.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2025	2026	2026
	JPY	JPY	US$
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	2,524,082,266	2,477,567,162	15,574,347
Accounts receivable, net	731,083,491	786,776,869	4,945,794
Inventories, net	21,578,477	13,735,828	86,345
Prepaid expenses	158,040,280	253,474,342	1,593,377
Other current assets	38,219,685	45,019,332	282,998
TOTAL CURRENT ASSETS	3,473,004,199	3,576,573,533	22,482,861

NON-CURRENT ASSETS
Property and equipment, net	96,456,471	99,659,727	626,475
Intangible assets, net	29,631,015	26,881,643	168,982
Operating lease right-of-use assets	482,694,859	477,316,039	3,000,478
Finance lease right-of-use assets	236,908,226	227,724,404	1,431,509
Long-term deposits	150,216,792	155,815,142	979,477
Long-term investment	5,736,500	25,056,000	157,506
Deferred tax assets, net	164,082,227	147,566,531	927,625
Goodwill	27,999,994	27,999,994	176,012
Other non-current assets	8,470,398	9,030,715	56,768
TOTAL NON-CURRENT ASSETS	1,202,196,482	1,197,050,195	7,524,832
TOTAL ASSETS	4,675,200,681	4,773,623,728	30,007,693

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	100,000,000	100,000,000	628,615
Current portion of long-term loans	151,030,000	114,826,000	721,813
Bond payable, current	40,000,000	80,000,000	502,892
Accounts payable	196,849,154	215,326,762	1,353,575
Accrued liabilities	1,160,996,435	1,068,999,496	6,719,886
Income tax payable	43,499,500	28,193,977	177,232
Contract liabilities, current	154,074,620	79,376,490	498,972
Operating lease liabilities, current	138,880,117	145,575,433	915,108
Finance lease liabilities, current	88,017,810	88,531,359	556,521
Other current liabilities	176,592,537	193,682,649	1,217,517
TOTAL CURRENT LIABILITIES	2,249,940,173	2,114,512,166	13,292,131

NON-CURRENT LIABILITIES
Long-term loans, net of current portion	24,422,000	8,370,000	52,615
Bond payable, non-current	18,175,440	171,589,348	1,078,635
Contract liabilities, non-current	12,817,448	8,660,455	54,441
Operating lease liabilities, non-current	347,365,643	332,648,745	2,091,078
Finance lease liabilities, non-current	144,989,192	135,920,091	854,414
Assets retirement obligations	30,775,915	30,880,049	194,117
TOTAL NON-CURRENT LIABILITIES	578,545,638	688,068,688	4,325,300
TOTAL LIABILITIES	2,828,485,811	2,802,580,854	17,617,431

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 80,000,000 shares authorized; 26,560,660 shares issued and 26,160,619 shares outstanding as of December 31, 2025 and March 31, 2026	409,833,241	409,833,241	2,576,271
Additional paid-in capital	786,906,631	786,906,631	4,946,610
Treasury shares, 400,041 shares as of December 31, 2025 and March 31, 2026	(100,012,265)	(100,012,265)	(628,692)
Retained earnings	749,987,263	874,315,267	5,496,073
TOTAL SHAREHOLDERS’ EQUITY	1,846,714,870	1,971,042,874	12,390,262
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,675,200,681	4,773,623,728	30,007,693

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended March 31,
	2025	2026	2026
	JPY	JPY	US$
NET REVENUE	2,686,214,407	2,954,324,120	18,571,311
Cost of revenue	(1,895,769,261)	(2,002,020,892)	(12,584,995)
GROSS PROFIT	790,445,146	952,303,228	5,986,316
Selling, general, and administrative expenses	(624,299,080)	(798,995,128)	(5,022,599)
INCOME FROM OPERATIONS	166,146,066	153,308,100	963,717

OTHER INCOME (EXPENSE)
Interest income	1,202,167	2,569,001	16,149
Interest expense	(4,701,295)	(2,615,163)	(16,439)
Dividend income	87,500	87,500	550
Grant income	8,524,957	12,400,890	77,954
Unrealized loss on short-term investment	(161,000)	-	-
Unrealized gain on long-term investment	-	2,735,074	17,193
Loss on disposal of long-lived assets	(168,969)	(4)	-
Other income (expense), net	(15,705,413)	852,524	5,359
Total other income (expense), net	(10,922,053)	16,029,822	100,766
INCOME BEFORE INCOME TAX PROVISION	155,224,013	169,337,922	1,064,483

PROVISION FOR INCOME TAXES
Current	(3,626,835)	(28,494,222)	(179,119)
Deferred	(29,056,916)	(16,515,696)	(103,820)
Total provision for income taxes	(32,683,751)	(45,009,918)	(282,939)
NET INCOME	122,540,262	124,328,004	781,544

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	24,910,619	26,160,619	26,160,619
Diluted	24,913,619	26,163,619	26,163,619
EARNINGS PER SHARE
Basic	4.92	4.75	0.03
Diluted	4.92	4.75	0.03

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2025	2026	2026
	JPY	JPY	US$
Cash flows from operating activities
Net income	122,540,262	124,328,004	781,544
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	33,078,421	29,860,560	187,708
Provision for expected credit loss	2,231,985	2,098,333	13,190
Loss on disposal of property and equipment	168,969	4	-
Provision for inventory impairment	58,982	538,926	3,388
Unrealized loss on short-term investment	161,000	-	-
Unrealized gain on long-term investment	-	(2,735,074)	(17,193)
Unrealized foreign currency exchange loss	1,325,417	-	-
Other non-cash expenses (income)	(830,871)	685,062	4,307
Deferred tax expense	29,056,916	16,515,696	103,820
Changes in operating assets and liabilities
Accounts receivable, net	(34,680,981)	(57,791,711)	(363,287)
Inventories	792,788	7,303,723	45,912
Prepaid expenses	(114,612,715)	(95,467,062)	(600,120)
Long-term deposits	(2,019,600)	(5,598,350)	(35,192)
Other current assets	(17,654,864)	(6,799,647)	(42,744)
Other non-current assets	271,028	(560,317)	(3,522)
Accounts payable	218,656	18,477,608	116,153
Accrued liabilities	(99,770,693)	(91,996,939)	(578,306)
Contract liabilities	(85,961,299)	(78,855,123)	(495,695)
Operating lease liabilities	(416,121)	(2,642,777)	(16,613)
Income tax payable	(72,177,900)	(15,305,523)	(96,213)
Amount due to a director	(1,000,000)	-	-
Other current liabilities	(264,810)	17,090,112	107,431
Net cash used in operating activities	(239,485,430)	(140,854,495)	(885,432)

Cash flows from investing activities
Purchase of investment securities	-	(16,584,426)	(104,252)
Purchase of property and equipment	(1,795,476)	(5,821,892)	(36,597)
Purchase of intangible assets	(3,085,000)	(132,800)	(835)
Net cash used in investing activities	(4,880,476)	(22,539,118)	(141,684)

Cash flows from financing activities
Payment of finance lease liabilities	(20,256,439)	(23,698,391)	(148,972)
Repayment of bank loans	(103,388,000)	(52,256,000)	(328,489)
Proceeds from bond payable	-	192,832,900	1,212,176
Payment of deferred IPO costs	(58,000,138)	-	-
Net cash (used in) provided by financing activities	(181,644,577)	116,878,509	734,715

Effect of exchange rate	(1,325,417)	-	-
Net decrease in cash	(427,335,900)	(46,515,104)	(292,401)
Cash at the beginning of period	2,538,554,638	2,524,082,266	15,866,748
Cash at the end of period	2,111,218,738	2,477,567,162	15,574,347

Supplementary cash flow information
Cash paid for income taxes	75,804,735	43,799,745	275,332
Cash paid for interest expenses	4,345,433	1,930,021	12,132

Non-GAAP Financial Measures and Reconciliation

Adjusted INCOME FROM OPERATIONS

	For the Three Months Ended March 31,
	2025	2026	2026
	JPY	JPY	US$
INCOME FROM OPERATIONS	166,146,066	153,308,100	963,717
Plus: acquisition-related costs(a)	-	14,505,152	91,181
Adjusted INCOME FROM OPERATIONS	166,146,066	167,813,252	1,054,898

(a)	Represents acquisition-related costs incurred in connection with the Company’s acquisition activities, including transaction-related costs, legal, financial and tax due diligence expenses, integration costs and other acquisition-related costs. These costs have been added back for normalization purposes as they are not considered reflective of the Company’s core operating performance.